PART II

OFFERING MEMORANDUM DATED MAY 20, 2024



realbricks

TERRA MINT GROUP, CORP.
(A WYOMING CORPORATION)
30 N. Gould Street, Suite R
Sheridan, WY 82801
www.realbricks.com

Up to $1,200,000

Minimum Investment Amount: $800

Terra Mint Group, Corp. ("the company," "we," or "us"), is offering up to $1,200,000 of shares of common stock, par value $0.01 (the "Shares") at a price of $8.00 per Share. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 by October 31, 2024 (the "Target Date"), the end date of the offering. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by the Target Date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's

management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

In this Offering Circular, the terms "Terra Mint Group Corp." "Terra Mint," "we," "us, "our," the "company" and similar terms refer to Terra Mint Group Corp.,", a Wyoming corporation.

Other than in the table on the cover page, dollar amounts have been rounded to the closest whole dollar.

THE COMPANY AND ITS BUSINESS

The Company's Business

Terra Mint Group Corp. is a Wyoming corporation formed on April 23, 2021 ("Terra Mint"). Terra Mint is the sole owner and operator of the Realbricks Technologies Platform ("Realbricks"), an online real estate investment marketplace, which may be found on the website: *www.realbricks.com*. We are a real estate technology company that offers and administers fractionalized interests in real estate assets. Our mission is to empower retail investor participation through our real estate investment marketplace in long-term residential property and, in the future, short-term rental properties, multi-family, and/or commercial real estate assets. We believe our strategy of offering fractional interests in real estate assets will lower the cost-of-entry and minimize the time commitment for real estate investing for retail investors. We were founded on the belief that every person should have the access and the freedom to pursue wealth creation through real estate. However, we believe there are significant entry barriers for the average individual to enter into the real estate investment market, and we believe the real estate market is currently dominated by private equity firms and larger-scale developers.

Terra Mint as Managing Member of Neptune REM LLC

Terra Mint is the parent company of Neptune REM LLC ("Neptune REM"), of which it currently owns 100%. Terra Mint is also the managing member (the "Managing Member") of Neptune REM. Neptune REM is a series Delaware limited liability company offering series interests in real estate assets through the Realbricks platform that allows individual investors to have direct access to long-term residential property and, in the future, short-term rental properties, multi-family, and/or commercial real estate assets. Generally, Neptune REM and Terra Mint intend to arrange for the purchase of a specific long-term residential housing rental property either directly by the series or by Terra Mint. In the event Terra Mint purchases a property on behalf of a series of Neptune, after the relevant Neptune series has obtained sufficient financing, which may include a loan or promissory note in favor of Terra Mint, Terra Mint will sell the property to that series for: (i) an amount equal to the original purchase price (including closing costs) plus holding costs and renovation costs incurred by Terra Mint prior to the sale to the series; and (ii) a sourcing fee in an amount between 4%-6% of the original purchase price of the property as determined by Terra Mint in its sole discretion.

Property Management Agreements with Terra Mint

Terra Mint is expected to serve as the Property Manager (as defined below) responsible for managing each of the series assets of Neptune as described in the relevant property management agreement for such series. However, Neptune may choose to enter into agreements with third-parties to manage its series assets (each such property manager, the "Property Manager"). Terra Mint will receive a property management fee when it acts as the Property Manager for Neptune series assets, equal to 8% of the gross receipts received by the series during the immediate preceding month. Terra Mint, as the Property Manager, will also charge (i) a

0.75% annual management fee for each property and (ii) up to 5.5% of the total capital improvement costs for renovations of a property. Upon the final sale of a property, Terra Mint will collect a disposition fee of up to 8%.

Further information about the company and its business appears on the company's profile page on realbricks.com and as Exhibit F to the Form C of which this Offering Memorandum forms a part.

The company has not previously conducted any offerings of securities.

Employees

Terra Mint currently has 4 full-time and 5 part-time contractors.

Regulation

Our business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently. Regulations applicable to our business are described below.

The United States Federal Trade Commission (the "FTC") has a broad mandate to prevent "unfair or deceptive acts or practices" and has published a set of rules for online advertisers and online advertising including a rule called the Disclosure Rule which affects online influencers or publishers that we may rely on for advertising services. The company may rely on one or more advertisers or online influencers as an advertiser to promote the Realbricks platform. Under updated FTC disclosure guidelines, brands may be also held responsible under the Disclosure Rule for ensuring that influencers with whom they have paid relationships adhere to FTC guidelines.

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require us to remove access barriers and/or make changes to the Realbricks platform. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although we intend for the realbricks.com website to comply with ADA requirements, we also intend on acquiring properties that substantially comply with ADA requirements, and thus may incur additional costs to comply with the ADA. In addition, a number of additional federal, state, and local laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater number of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

Various states and municipalities have enacted laws, ordinances and regulations protecting the rights of housing tenants. Such laws may require us, in our capacity as the property manager for Neptune REM, our third-party managers or other operators of our properties to comply with extensive residential landlord requirements and limitations.

Local, state, and federal labor laws and regulations are applicable to the company. As the company grows and expands in worker based the company adhere and follows relevant payroll, classification, unemployment, wage, and other laws regulating the relationship between a company and its employees and/or contractors.

The company will need to comply with US state privacy laws, which in 2023 have been enacted in the following states: California, Colorado, Connecticut, Nevada, Utah, and Virginia. These laws have several provisions in common, such as the right to access and delete personal information and to opt-out of the sale of personal information, among others. Other provisions require commercial websites or online services to post a privacy policy that describes the types of personal information collected, what information is shared with third parties, and how consumers can request changes to certain information. The company collects information from its users that qualifies under the aforementioned state privacy laws as personal information and works with a third-party for KYC/AML services.

Intellectual Property

Company has applied for a US trademark at the US Patent and Trademark Office for the Realbricks word mark as of March 26, 2024. The application number is 98469601.

Company has applied for a US trademark at the US Patent and Trademark Office for the Realbricks logo as of March 27, 2024. The application number is 98471082.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

While the company does not currently as of the date of this Offering Memorandum lease or own any real property, the company does source residential real estate properties and maintains them until they are transferred to a series of Neptune REM, at which point wherein they will continue to be managed by the company during the term that the property is leased as a long-term rental. Currently, the company is managing six properties on behalf of Neptune REM.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The company may not raise sufficient funds to achieve its business objectives. The company must meet the Target Amount required to be raised before the company can accept your subscription for the Shares, and it can access the funds immediately. The company may not raise an amount sufficient for it to meet all of its objectives, including acquiring properties that will be sold to Neptune. Once the company accepts your investment funds, there will be no obligation to return your funds. Even if other Shares are sold, there may be insufficient funds raised through this offering to cover the expenses associated with the offering or complete the purchase of a property that will be sold to Neptune, and the development and implementation of the company's operations. The lack of sufficient funds to pay expenses and for working capital will negatively impact the company's ability to implement and complete its planned use of proceeds.

We may incur significant indebtedness, which may expose us to the risk of default under our debt obligations, limit our ability to obtain additional financing or affect the value of Shares. We may incur significant additional debt to finance future property acquisitions and our operations. Payments of principal and interest on borrowings may leave us with insufficient cash resources to meet our cash needs. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

- we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to capitalize upon acquisition opportunities or meet operational needs; and

- we may be unable to refinance our indebtedness at maturity or any refinancing terms may be less favorable than the terms of our refinanced indebtedness.

We may be unable to renew, repay or refinance our outstanding debt. We are subject to the risk that our indebtedness will not be able to be renewed, repaid or refinanced when due or that the terms of any renewal or refinancing will not be as favorable as the existing terms of such indebtedness. If we were unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of a property on disadvantageous terms, which might result in losses to us. Such losses could have a material adverse effect on us and our ability to pay amounts due on our debt.

If Terra Mint fails to attract and retain Chris Gerardi, or its key personnel, the company may not be able to achieve its anticipated level of growth and its business could suffer. Terra Mint and the company's future depends, in part, on Terra Mint's ability to attract and retain key personnel. Its future also depends on the continued contributions of Chris Gerardi. Chris Gerardi implemented the company's strategy to identify and invest in single and multi-family properties. Chris Gerardi is critical to the management of the company and the company's business and operations and the development of its strategic direction. The loss of the services of

Chris Gerardi would involve significant time and expense and may significantly delay or prevent the achievement of the company's business objectives.

There is competition for time among the various entities sharing the same management team. Currently, Terra Mint is the Managing Member of Neptune and each series of Neptune. Neptune expects to create additional series in the future as other rental markets with available properties are identified. It is foreseeable that at certain times Terra Mint as the Managing Member of Neptune will be competing for time from the management team.

We are highly dependent on internet technology; systems failures could significantly disrupt our business, which, in turn, may negatively affect our business. Our operations are dependent upon our internal operating systems, and property management platforms which include certain automated processes that require access to telecommunications or the internet, each of which is subject to system security risks. Certain critical components are dependent upon third party service providers and a significant portion of our business operations are conducted over the internet. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack, or a circumstance that disrupted access to telecommunications, the internet or operations at our third-party service providers, including viruses or experienced computer programmers that could penetrate network security defenses and cause system failures and disruptions of operations. Even though we believe we utilize appropriate duplication and back-up procedures, a significant outage in telecommunications, the internet or at our third-party service providers could negatively impact our operations.

Although our financial statements have been prepared on a going concern basis, we must raise additional capital before October 1, 2024 to fund our operations in order to continue as a going concern. Cooper Norman, our independent accounting firm for the fiscal year ended December 31, 2023, has included an explanatory paragraph in their review report that accompanies our consolidated financial statements as of and for the years ended December 31, 2023 and 2022 indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position, we may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We anticipate that our principal sources of liquidity will only be sufficient to fund our activities and debt service needs through October 1, 2024. In order to have sufficient cash to fund our operations beyond October 1, 2024, we will need to raise additional equity or debt capital by October 1, 2024 in order to continue as a going concern and we cannot provide any assurance that we will be successful in doing so.

Management may have interests that diverge from the interests of holders of Shares. We are subject to conflicts of interest arising out of our relationship with management. Management including officers, directors, employees, or personnel, may engage in any business including acquiring, renovating, leasing, and operating residential properties as long-term rental properties for its own account or for other investment vehicles and investors and may render services of any kind to any person (other than to us). When rendering services to others, management, and its affiliates, officers, directors, employees, or personnel could make substantial profits as a result of opportunities or management resources allocated to entities or businesses other than us and they may have greater financial incentives tied to the success of such entities or businesses than to us. Such potential conflicts of interest may incentivize our management, officers, employees, or personnel to divert business opportunities to other entities and businesses. Conflicts of interest will exist to the extent we compete with management for other opportunities.

No guarantee of return on investment. There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The company is controlled by its officers and directors. The company's officers and directors currently hold all of the company's voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company's management has full discretion as to the use of proceeds from the offering. The company presently anticipates that the net proceeds from the offering will be used by us to purchase properties that will be sold to a series of Neptune and as general working capital. The company reserves the right, however, to use the funds from the offering for other purposes not presently contemplated herein but which are related directly to growing its current business. As a result of the foregoing, purchasers of the Shares offered hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend, with only limited information concerning management's specific intentions.

You can't easily resell the securities. There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The purchase price for the Shares has been arbitrarily determined. The purchase price for the Shares has been arbitrarily determined by the company and bears no relationship to the company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the company considered factors such as the company's limited financial resources, the amount invested into the development of the Realbricks platform and applications to date, the nature of its assets, its competitive position, estimates of its business potential, the degree of equity or control desired to be retained by Terra Mint and general economic conditions. In addition, the price you pay for the company's Shares in this offering may be more or less than holders of Shares who acquire their Shares in the future, such as via PPEX. There is no guarantee that the value of the Shares you purchase in this offering will increase in the future, should you seek to sell your Shares.

You may not be able to keep records of your investment for tax purposes. As with all investments in securities, if you sell the Shares, you will probably need to pay tax on the long or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Shares for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records and calculate the gain on any sales of the Shares you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Shares, you may be subject to tax audits and penalties.

You will not be able to hold the Shares in your regular brokerage account. Description of where ownership of the securities will be recorded in book-entry form on a stock transfer agent's books. These records show you as the direct owner of the Shares. In the case of publicly-traded companies, it is common for a broker to hold the securities on your behalf, in "street name" (meaning the broker is shown as the holder on the issuer's records and then you show up on the broker's records as the person the broker is holding for). Many brokers will not hold Regulation A securities for their customers, meaning that you may not be able to take advantage of the convenience of having all your holdings reflected in one place.

A cybersecurity incident and other technology disruptions could negatively impact our business, our relationships and our reputation. We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees and suppliers. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, private information about employees, and financial and strategic information about us. As our reliance on technology increases, so have the risks posed to our systems, both internal and those we have outsourced to third party service providers. In addition, information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. The theft, destruction, loss, misappropriation or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third-parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, potential liability and competitive disadvantage, any of which could result in a material adverse effect on financial condition or results of operations.

The ongoing COVID-19 pandemic, and government restrictions adopted in response thereto, could significantly impact the ability of our tenants to pay rent, impede the performance of our properties, and harm our financial condition. The United States, like the rest of the world, has been adversely affected by the breakout of the COVID-19 virus. The United States government, many states, and cities have periodically instituted "shelter in place" orders and adopted other restrictions which have caused the shuttering of many businesses and multiple layoffs. These factors, and any other effects of the pandemic, may impede the operations of our properties and could significantly harm our financial condition and operating results.

Our use of "open source" software could adversely affect our ability to offer our platform and services and subject us to costly litigation and other disputes. We have in the past incorporated and may in the future incorporate certain "open source" software into our code base as we continue to develop our platform and services. Open source software is generally licensed by its authors or other third parties under open source licenses, which in some instances may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. From time to time, companies that use open-source software have faced claims challenging the use of open-source software or compliance with open-source license terms. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. We could be subject to suits by parties claiming ownership of what we believe to be open - source software or claiming noncompliance with open-source licensing terms.

While we employ practices designed to monitor our compliance with the licenses of third-party open-source software and protect our proprietary source code, inadvertent use of open-source software is fairly common in software development in the Internet and technology industries. Such inadvertent use of open-source software could expose us to claims of non-compliance with the applicable terms of the underlying licenses, which could lead to unforeseen business disruptions, including being restricted from offering parts of our product which incorporate the software, being required to publicly release proprietary source code, being required to re-engineer parts of our code base to comply with license terms, or being required to extract the open source software at issue. Our exposure to these risks may be increased as a result of evolving our core source code base, introducing new offerings, integrating acquired-company technologies, or making other business changes, including in areas where we do not currently compete. Any of the foregoing could adversely impact the value or enforceability of our intellectual property, and materially adversely affect our business, results of operations, and financial condition.

If internet search engines' methodologies or other channels that we utilize to direct traffic to our website are modified, or our search result page rankings decline for other reasons, our user growth could decline.
We depend in part on various internet search engines, such as Google and Bing, as well as other channels to direct a significant amount of traffic to our website. Our ability to maintain the number of visitors directed to our website is not entirely within our control. For example, our competitors' search engine optimization and other efforts may result in their websites receiving a higher search result page ranking than ours, internet search engines or other channels that we utilize to direct traffic to our website could revise their methodologies in a manner that adversely impacts traffic to our website, or we may make changes to our website that adversely impact our search engine optimization rankings and traffic. As a result, links to our website may not be prominent enough to drive sufficient traffic to our website, and we may not be able to influence the results.

Our technology that is currently being developed may not yield expected results or be delivered on time.
We could face delays, bugs, or crashes during and after the development process of any of our technologies that could cause adverse results on our timelines and ability to perform. We rely on our technology for our business

model and scalability. Should the technology not yield the expected results, we may not be able to achieve scalability on the time-line or at all that we have forecasted. We rely on the ability of our employees to develop our technologies to achieve desired results.

Data security breaches and other disruptions could compromise our internal information systems and expose us to liability, which would cause our business and reputation to suffer. Internet information security risks have generally increased in recent years given developments in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. In the ordinary course of our business, we acquire and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our prospective and current residents, employees and third-party service providers. The secure processing and maintenance of such information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored therein could be accessed, publicly disclosed, misused, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, any of which could adversely affect our results of operations, reputation and competitive position.

We rely upon Amazon Web Services to operate certain aspects of our service and any disruption of or interference with our use of the Amazon Web Services operation would impact our operations and our business would be adversely impacted. Amazon Web Services ("AWS") provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. Our software and computer systems have been designed to utilize data processing, storage capabilities and other services provided by AWS. Currently, we run the vast majority of our computing on AWS. Given this, along with the fact that we cannot easily switch our AWS operations to another cloud provider, any disruption of or interference with our use of AWS would impact our operations and our business would be adversely impacted.

Certain parts of our business are subject to privacy, data use and data security regulations, which may impact the way we use data to target customers. Privacy and security laws and regulations may limit the use and disclosure of certain information and require us to adopt certain cybersecurity and data handling practices that may affect our ability to effectively market our manufacturing capabilities to current, past or prospective customers. In many jurisdictions consumers must be notified in the event of a data security breach, and such notification requirements continue to increase in scope and cost. The changing privacy laws in the U.S., and the California Consumer Privacy Act of 2018 ("CCPA"), which was enacted on June 28, 2018 and became effective on January 1, 2020, create new individual privacy rights and impose increased obligations, including disclosure obligations, on companies handling personal data. In addition, the CCPA broadly defines personal information, gives California residents expanded privacy rights and protections, and provides for civil penalties for certain violations. Furthermore, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 ("CPRA"), which amends and expands CCPA with additional data privacy compliance requirements and establishes a regulatory agency dedicated to enforcing those requirements. Additional states, including Nevada, Virginia, Colorado, Utah, and Connecticut, have also passed comprehensive privacy laws with additional obligations and requirements on businesses. These laws and regulations are increasing in severity, complexity and number, change frequently, and increasingly conflict among the various jurisdictions in which we operate, which has resulted in greater compliance risk and cost for us. In addition, we are also subject to the possibility of security breaches and other incidents, which themselves may result in a violation of these laws.

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The impact of these continuously evolving laws and regulations could have a material adverse effect on the way we use data to digitally market and pursue our customers.

Risks Related to the Real Estate Industry

Our operating results are subject to general economic conditions and risks associated with the subsidiary's real estate assets.

Our operating results are subject to risks generally incident to the ownership and renting of residential real estate, many of which are beyond our control, including, without limitation:

- changes in global, national, regional or local economic, demographic or real estate market conditions;

- changes in job markets and employment levels on a national, regional and local basis;

- declines in the value of residential real estate and the price of rent;

- overall conditions in the housing market, including:

- macroeconomic shifts in demand for rental homes;

- inability to lease or re-lease long-term rental homes to guests on a timely basis, on attractive terms, or at all;

- failure of tenants to pay rent when due after they have signed a long-term lease;

- unanticipated repairs, squatters, capital expenditures, weather events and possible damages from them, or other costs;

- uninsured damages;

- level of competition for suitable long-term rental homes;

- costs and time period required to convert acquisitions to long-term rental homes;

- changes in interest rates and availability of financing that may render the acquisition of any homes using financing more difficult, costly, or unattractive;

- the illiquidity of real estate investments, generally;

- changes in laws, including those that increase operating expenses or limit our ability to increase long-term rental rates;

- rules, regulations and/or policy initiatives by government and private actors, including HOAs, to discourage or deter the purchase of single-family properties by entities owned or controlled by institutional investors;

● disputes and potential negative publicity in connection with renters;

● costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems, such as indoor mold;

● the geographic homogeneity of our properties;

● the cost, quality and condition of the properties we are able to acquire; and

● our ability to provide adequate management, maintenance and insurance.

Any one or more of these factors could adversely affect our business, financial condition and results of operations.

We may not be able to attract investors to invest in our series properties. The success of our business model is dependent upon our ability to attract investors to the series properties we have acquired and those we intend to acquire in the future.

Our investments are and will continue to be concentrated in certain markets and in the single-family properties sector of the real estate industry, thus, exposing us to risk concentrations, which, in turn, exposes us to risk caused by fluctuations in long-term rental demand and downturns in certain markets or in the single-family properties sector. Our investments in real estate assets are and will continue to be concentrated in certain markets and in the single-family properties sector of the real estate industry. For example, the initial six (6) properties that Neptune REM has purchased are in Omaha, Nebraska. This makes our investments exposed to concentrations of risk as a result. For example, a downturn or slowdown in the long-term rental demand for single-family housing caused by adverse economic, regulatory or environmental conditions, or other events, in our markets may have a greater impact on the value of our properties or our operating results than if we had more fully diversified our investments. The aforementioned risk concentrations expose us to greater fluctuation risk in our operating results, which, in turn, can affect our actual results and ability to achieve our business plan.

In addition to general, regional, national economic conditions, our operating performance will be impacted by the economic conditions in our markets. We base a substantial part of our business plan on our belief that property values and operating fundamentals for single-family properties in our markets will continue to increase. However, these markets have experienced substantial economic downturns in the past and could experience similar or worse economic downturns in the future. We can provide no assurance as to the extent property values and operating fundamentals in these markets will increase if at all. If economic downturn in these markets return or if we fail to accurately predict the timing of the economic performance of these markets, the value of our properties could decline and our ability to execute our business plan may be adversely affected to a greater extent than if we owned a real estate portfolio that was more geographically diversified, which could adversely affect our financial condition, operating results and our ability to make distributions to our stockholders and cause the value of our common stock to decline.

Competition in identifying and acquiring our properties could adversely affect our ability to implement our business and growth strategies, which could materially and adversely affect us. In acquiring our properties, we compete with a variety of institutional investors, including real estate investment trusts, specialty finance companies, public and private funds, savings and loan associations, banks, mortgage bankers, insurance companies, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. We also compete with individual private home buyers and small-scale investors. Certain of our competitors may be larger in certain of our markets and may have greater financial or other resources than we do. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. In addition, any potential competitor may have higher risk tolerances or different risk, which could allow them to consider a wider variety of investments. Competition may result in fewer investments, higher prices, a broadly dispersed portfolio of properties that does not lend itself to efficiencies of concentration, acceptance of greater risk, lower yields and a narrower spread of yields over our financing costs. In addition, competition for desirable investments could delay the investment of our capital, which could adversely affect our results of operations and cash flows. As a result, there can be no assurance that we will be able to identify and finance investments that are consistent with our investment objectives or to achieve positive investment results, and our failure to accomplish any of the foregoing could have a material adverse effect on us and cause the value of our common stock to decline.

Declining real estate valuations could adversely affect our financial condition and operating results. We periodically review the value of our properties to determine whether their value, based on market factors, projected income and generally accepted accounting principles. A reduction in the intrinsic value of a property would become manifest over time through reduced rental income from the property and would therefore affect our earnings and financial condition.

We may suffer losses that are not covered by insurance. We attempt to ensure that our properties are adequately insured to cover casualty losses. However, there are certain losses, including losses from floods, fires, earthquakes, wind, pollution, acts of war, acts of terrorism or riots, for which we may self-insure or which may not always or generally be insured against because it may not be deemed economically feasible or prudent to do so. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. In particular, a number of our properties may be located in areas that are known to be subject to increased earthquake activity, fires, or wind and/or flood risk. While we may have policies for earthquakes and/or flood risk, our properties may nonetheless incur a casualty loss that is not fully covered by insurance. In such an event, the value of the affected properties would be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenues in such properties and could potentially remain obligated under any recourse debt associated with such properties. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a particular property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property. Any such losses could adversely affect us and cause the value of our common stock to decline. In addition, we may have no source of funding to repair or reconstruct the damaged home, and we cannot assure that any such sources of funding will be available to us for such purposes in the future.

We face possible risks associated with natural disasters and extreme weather events (the frequency and severity of which may be impacted by climate change), which may include more frequent or severe storms, extreme temperatures and ambient temperature increases, hurricanes, flooding, rising sea levels, shortages of water, droughts, and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. We are subject to the risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, extreme temperatures and ambient temperature increases, hurricanes, flooding, rising sea levels, shortages of water, droughts, and wildfires (although it is currently impossible to accurately predict the impact of climate change on the frequency or severity of these events), any of which could have a material adverse effect on our business, results of operations, and financial condition. We will operate in certain areas where the risk of natural or climate-related disaster or other catastrophic losses exists, and the occasional incidence of such an event could cause substantial damage to our properties or the surrounding area. For example, to the extent climate change causes changes in weather patterns or an increase in extreme weather events, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our properties and result in a reduced number of listings in these areas. Other destinations could experience extreme temperatures and ambient temperature increases, shortages of water, droughts, wildfires, and other extreme weather events that make those destinations less desirable. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the availability and cost of water or energy, and requiring us to expend funds as we seek to repair and protect our properties in connection with such events. As a result of the foregoing and other climate-related issues, we may decide to remove such listings from our platform. If we are unable to provide listings in certain areas due to climate change, we may lose guests, which could have a material adverse effect on our business, results of operations, and financial condition.

The acquisition of homes may be costly and unsuccessful, and, we may acquire some assets that we would not otherwise purchase. Our business model involves acquiring homes through a variety of channels, renovating these homes to the extent necessary and leasing them to long-term renters. When acquiring homes on an individual basis through foreclosure sales or other transactions, these acquisitions of homes may be costly and may be less efficient than acquisitions of portfolios of homes

A significant portion of our portfolio properties' costs and expenses are fixed and we may not be able to adapt our cost structure to offset declines in our revenue. Many of the expenses associated with our portfolio properties, such as real estate taxes, HOA fees, personal and property taxes, insurance, utilities, acquisition, renovation and maintenance costs, and other general corporate expenses are relatively inflexible and will not necessarily decrease with a reduction in revenues. Some components of our fixed assets will depreciate more rapidly and require ongoing capital expenditures. Our expenses and ongoing capital expenditures will also be affected by inflationary increases and certain of our cost increases may exceed the rate of inflation in any given period or market.

If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses. Analysis of the value or income-producing ability of a property is highly subjective and may be subject to error. We value potential investments based on yields and risks, taking into account estimated future losses on the commercial real estate loans and the mortgaged property included in the securitization's pools or select commercial real estate equity investments, and the estimated impact of these losses on expected future cash flows and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

OFFICERS AND DIRECTORS

This table shows the principal people on our team as of May 1, 2024:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/ Part Time
Officers				
Kevin Cottrell	Chief Executive Officer	59	April 19, 2022	Full Time
Chris Gerardi	Chief Operations Officer	41	August 3, 2022	Full Time
Ahmed Khaleel	Chief Technology Officer	47	August 3, 2022	Part Time - 20 hours
Eugene M. Frederick	Chief Growth Officer	67	August 30, 2022	Part Time – 20 hours
Scott Lewis	Chief Strategy Officer	58	May 15, 2023	Part Time – 20 hours
Directors				
Chris Gerardi	Director	41	April 26, 2021	
Kevin Cottrell	Director	59	April 13, 2022	

Kevin Cottrell is the Chief Executive Officer of Terra Mint. Beginning in June 2017, he has been an independent contractor with eXp Realty LLC. Mr. Cottrell holds real estate agent licenses from the State of Texas (2004) and the State of Florida (2023). Mr. Cottrell earned his Bachelor's degree in Economics from Northwestern University.

Chris Gerardi is a founder and the Chief Operations Officer of Terra Mint. From May 2017 to May 2021, he founded and was the 70% owner of Mellivora, LLC ("Mellivora"), an apparel company selling unique photographic prints on women's leggings. While at Mellivora, he was involved in operations, management, photography, vendor sourcing, licensing, e-commerce management, business and product development.

Ahmed Khaleel is a founder and the Chief Technology Officer of Terra Mint. In his role as Chief Technology Officer, he is the architect of, and has designed an asset-based securities and fractionalization platform focused on real estate. From April 2020 to February 2021, he was employed by Laconic, LLC ("Laconic"), a broker on the Chicago Mercantile Exchange (the "CME"), that provides voice and electronic execution services to clients trading listed futures and options on the CME with a focus on S&P 500 derivatives. While at Laconic he analyzed market trends and was responsible for best execution for internal and external clients. From January 2018 to February 2020, he worked remotely for Vectorspace, LLC where he was responsible for business development and investor relations. From January 2018 to April 2019, Mr. Khaleel was the Chief Investment Officer of Blockweather Holdings, LLC where he designed and executed quantitative trading strategies. Mr. Khaleel earned his Bachelor's degree in Electrical Engineering from the University of Minnesota.

Gene Frederick served as Controller for Texas Instruments, in 1984 Gene left the corporate world for a career in real estate. He first sold two small companies that were bought out by Coldwell Banker and three years later he joined Re/Max. In 1989, Gene started Phoenix-based Realty Executives in Dallas, Texas where he gained extensive management experience in residential real estate. Prior to joining eXp Realty, LLC and his appointment to the eXp Board of Directors, he had served over the past two decades in various management capacities at Keller Williams. Gene and Susan currently reside in Austin, Texas, have 5 grown children and 4 grandchildren.

Scott Lewis has been an entrepreneur since launching his first business at the age of nineteen while attending Texas Tech University. As CEO of UniCorp Marketing, Scott lived his passion for golf while marketing for companies like GM, AT&T, and others on the PGA Tour. Scott was the founding father of Sunjoi Corporation, a manufacturing and marketing company of unique outdoor living product lines sold in national retail chains, and Scott is also the co-founder of Whispering Eye Tequila. Finally, Scott owns one of the largest Century 21 franchises in the United States.

OWNERSHIP AND CAPITAL STRUCTURE

The following table shows who owns more than 20% of company's voting securities as of May 1, 2024:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Chris Gerardi	Common Stock	24.88%
Ahmed Khaleel	Common Stock	27.56%

The following table describes our capital structure as of May 1, 2024:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Common Stock	25,000,000	23,729,125	50,000 (see convertible note below)	1,220,875
Convertible Notes	**Principal Amount**	**Interest Rate**	**Maturity Date**	
Penny Sanford*	$1,500,000	10%	March 31, 2025	

*Penny Sanford is a minority shareholder of the Company.

The address for Terra Mint Group Corp, our Managing Manager, is set forth on the cover page of this Offering Memorandum.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $25,000 Raise	Allocation After Offering Expense for a $1,200,000 Raise
Offering Costs	Repay some offering costs including escrow and attorneys estimated to be $5,000	Repay offering costs including escrow and attorneys, estimated to be $50,000
General and Administrative	$15,000 for tech buildout	$700,000 for tech buildout and payroll including hiring a CFO for finance purposes
Marketing	$5,000 over four months	$150,000 over 12 months
Acquisitions	None anticipated	$300,000 for real estate acquisition (one home)

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Cooper Norman CPA.

Financial condition

The following discussion includes information based on our unaudited financial statements for 2023 and 2022. and should be read in conjunction with our reviewed, unaudited financial statements for 2023 and 2022 and the related notes included in this Offering Memorandum.

Operating Results

As of December 31, 2023, we have not generated any revenues. We expect to generate revenues in the second or third quarter of 2024, after we are repaid the currently outstanding promissory notes by Neptune REM. The Company intends to invest repaid amounts into more residential properties and transfer them to Neptune REM as series assets via one or more promissory notes.

Total operating expenses for the year ended December 31, 2023 were $1,418,420 compared to $322,258 for the year ended December 31, 2022. Operating Expenses for the year ended December 31, 2023 increased primarily as a result of labor and development costs. In 2023, professional fees increased from $20,763 to $564,051. Professional fees and legal fees increased as the company continued to ramp up operations and undertake capital raises. More significantly, professional expenses in 2023 included the cost of developing the Realbricks platform, which involved retaining software development teams for both front-end and back-end development as well as user-interface and user-experience systems that were not expended in 2022. Salary and wages for the year ended December 31, 2023 stayed at $0 given contractors are paid as professional fees. In addition, office expenses increased from $3,373 in 2022 to $40,671 in 2023, as the company began to pay for hosting of the web application code base infrastructure. As a result of the foregoing, the company generated a net operating loss of $1,418,420 for the year ended December 2023 – compared to a net operating loss of $322,258 for the year ended December 31, 2022.

Interest expense increased to $155,571 from $4,868 for the year ended 2023 due to interest accruing on the convertible notes that the company issued to related parties. The First Convertible Note (as defined below) was converted into shares in early 2024, and we believe that this will reduce interest expenses in 2024 given no interest will be able to be charged as a result of the conversion. As a result of these changes in operating expenses and interest expenses, we experienced a net loss for the year ended December 31, 2023 of $1,450,538 up from the net loss of $326,532 for the year ended December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2023 and 2022, the company had $839,588 and $171,887, respectively, of cash and cash equivalents. As of December 31, 2023, the company also had an accumulated deficit of approximately $2,175,617 and stockholders' deficit of $734,883.

To date, the company's operations have been principally financed from proceeds received from the issuance of common stock and convertible notes. If the Company does not begin to generate revenue from purchasing, selling and managing real estate properties, receiving investments in the company, or raising additional capital through this offering, then the company may be forced to reduce or cease operations. Accordingly, substantial doubt is deemed to exist about the company's ability to continue as a going concern within one year from the date thereof and the accompanying financial statements have been prepared on a going concern basis.

Cash Flows

The table below, for the periods indicated, provides selected cash flow information:

	Year ended December 31, 2023	
	2023	**2022**
Net cash used in operating activities	$(1,328,793)	$(321,664)
Net cash provided (used) in investing activities	$(1,904,415)	$(1,085,646)
Net cash provided by financing activities	$3,900,909	$1,549,000
Net change in cash and cash equivalents	$839,588	$30,197

Net Cash Used by Operating Activities.

Cash provided by operating activities was significantly impacted by costs of operations including contractor payments, professional expenses including legal, accounting, and primarily software development for the Realbricks platform, as well as payment of property taxes, insurance, and prepaid acquisition costs. The change in accrued expenses of $105,122 for fiscal year 2023 as compared to $4,868 in 2022 is related to start up personnel and development costs for the company.

Net cash used in operating activities was approximately $1,328,793 for the year ended December 31, 2023. Net cash used in operating activities was $321,664 for the year ended December 31, 2022.

Net Cash Used in Investing Activities

The company originally purchased four residential properties in the Omaha, Nebraska market in 2022. The company does not intend to acquire new properties until Neptune REM LLC repays approximately $1,500,000 it owes under the four promissory notes for the original four properties sold by the company. The company intends on using such repaid amounts to invest in at least four additional properties in the Omaha, Nebraska market that will then be transferred to Neptune REM via promissory note in 2024. Net cash provided by investing activities for the year ended December 31, 2023 was $1,904,415 compared to net cash used in the amount of $1,085,646 in 2022.

Net Cash Provided by Financing Activities

The company's financing activities have consisted primarily of raising proceeds through convertible note issuances and transactions with accredited investors. These details are provided and elaborated on further below.

Indebtedness

As of December 31, 2023, the company had two notes payable with affiliated parties that are convertible into the common shares of the company at the option of the debtholder. On October 22, 2022, the company issued a convertible note payable to E&S Frederick Holdings, LP, a shareholder, in an amount $1,500,000, that bears 8% per annum (the "First Convertible Note").

On September 11, 2023, the company issued a convertible note (the "Second Convertible Note") payable to Penny Sanford, a minority shareholder in the company, in an amount $1,500,000, that bears 10% per annum that is repayable on March 31, 2025. As of December 31, 2023, the principal balance on the Second Convertible Note had an outstanding balance of $1.5 million.

Subsequent Events.

On January 15, 2024, the company converted the First Convertible Note in an amount of $1,515,636 for 625,000 shares (post-split) of the Company's common stock.

Going Concern

The company's financial statements have been prepared assuming the company will continue as a going concern. The company has not generated revenue from operations. The company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the company's ability to continue as a going concern.

Trend Information

The company has a limited operating history and has not generated revenue from intended operations. The company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company's control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the company's financial condition and the results of its operations.

Certain trends and changes in technology may be unforeseeable and require adaptations or changes to the software including availability of new platforms requiring adapting the platform to the user-interface or how the service is made available. Other changes include technological developments in authentication security and encryption. To protect user information and the integrity of the service, the company intends on implementing newer technological changes as a priority and investing in an in-house development team to maintain the software and implement software changes and implement technological improvements across the various software platforms.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19, a pandemic. As we are just beginning our operations, COVID-19 has not had an impact on our business to date. The rapid development and fast-changing nature of the COVID-19 pandemic creates many unknowns that could have a future material impact on our operations and the operations of each of our series. The pandemic's duration and severity and the extent of the adverse health impact on the general population and on the local population where our series properties are and will be located are among the unknowns. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations, financial condition, liquidity, investments and overall performance. For additional details, see Risk Factors.

RELATED PARTY TRANSACTIONS

Existing Transactions

Property Management Agreement

Each series of Neptune, our wholly-owned subsidiary, has entered into or is expected to enter into a Property Management Agreement with Terra Mint, as the Managing Member. See "The Company's Business – Property Management Agreement with Neptune" for a description of this agreement.

Real Estate Purchase and Sales

 On March 20, 2023, Neptune established the Cedar Ridge Series LLC (the "Cedar Ridge Series") whose assets include a single-family home located at 7927 N. 93rd St., Omaha, NE 68122 that was sold to the Cedar Ridge Series by Terra Mint, Neptune's Managing Member and the parent company of Neptune. Neptune is an affiliated party. On the same date, the Cedar Ridge Series entered into a promissory note (the "Cedar Ridge Promissory Note") for a principal amount of $379,435 with Terra Mint. The Cedar Ridge Promissory Note has a term of 18 months commencing from the date on which an offering commences ("Cedar Ridge Maturity Date"), and bears interest at the minimum applicable federal rate at the date of issuance of 4.5%. The Cedar Ridge Promissory Note, plus accrued interest, is repayable in full within 14 days of the Cedar Ridge Maturity Date. If Neptune is not able to raise sufficient funds through its Regulation A Cedar Ridge series' offering to repay the Cedar Ridge Promissory Note and accrued interest in full, any outstanding balance due shall automatically convert into Cedar Ridge Series Interests on the same terms as those offered to investors in that Series.

On March 20, 2023, Neptune established the Dalmore Series LLC (the "Dalmore Series") whose assets include a single-family home located at 7931 North 93rd Street, Omaha, Nebraska 68122 that was sold to the Dalmore Series by Terra Mint, its Managing Member and the parent company of Neptune. Neptune is an affiliated party. In connection therewith, on the same date, Dalmore Series entered into a promissory note (the "Dalmore Promissory Note") for a principal amount of $379,435 with Terra Mint. The Dalmore Promissory Note has a term of 18 months commencing from the date on which an offering commences ("Dalmore Maturity Date"), and bears interest at the minimum applicable federal rate at the date of issuance of 4.5%. The Dalmore Promissory Note, plus accrued interest, is repayable in full within 14 days of the Dalmore Maturity Date. If Neptune is not able to raise sufficient funds through its Regulation A Dalmore series' offering to repay the Dalmore Promissory Note and accrued interest in full, any outstanding balance due shall automatically convert into Dalmore Series Interests on the same terms as those offered to investors in that Series.

 On March 20, 2023, Neptune established the Templeton Series LLC (the "Templeton Series") whose assets include a single-family home located at 1502 Jones St. Unit 309 Omaha, Nebraska 68102 that was sold to the Templeton Series by Terra Mint, Neptune's Managing Member and the parent company to Neptune. Terra Mint is an affiliated party. On the same date, the Templeton Series entered into a promissory note (the "Templeton Promissory Note") for a principal amount of $406,299 with Terra Mint. The Templeton Promissory Note has a term of 18 months commencing from the date on which an offering commences ("Templeton Maturity Date"), and bears interest at the minimum applicable federal rate at the date of issuance of 4.5%. The Templeton Promissory Note, plus accrued interest, is repayable in full within 14 days of the Templeton Maturity Date. If Neptune is not able to raise sufficient funds through its Regulation A Templeton series' offering to repay the Templeton Promissory Note and accrued interest in full, any outstanding balance due shall automatically convert into Templeton Series Interests on the same terms as those offered to investors in that Series.

On March 20, 2023, Neptune established the Woody Creek Series LLC (the "Woody Creek Series") whose assets include a single-family home located at 16316 Saratoga St. Omaha, NE that was sold to the Woody Creek Series by Terra Mint, Neptune's Managing Member and the parent company Neptune. The seller of the Woody Creek Property is an affiliated party. On the same date, the Woody Creek Series entered into a promissory note (the "Woody Creek Promissory Note") for a principal amount of $337,851 with Terra Mint. The Woody Creek Promissory Note has a term of 18 months commencing from the date on which an offering commences ("Woody Creek Maturity Date"), and bears interest at the minimum applicable federal rate at the date of issuance of 4.5%. The Woody Creek Promissory Note, plus accrued interest, is repayable in full within 14 days of the Woody Creek Maturity Date. If Neptune is not able to raise sufficient funds through its Regulation A Woody Creek series' offering to repay the Woody Creek Promissory Note and accrued interest in full, any outstanding balance due shall automatically convert into Woody Creek Series Interests on the same terms as those offered to investors in that Series.

On January 12, 2024, Neptune established the Stag Series LLC (the "Stag Series") whose assets include a single-family home located at 7919 N. 93rd St, Omaha, NE 68122 that was sold to the Woody Creek Series by Terra Mint, Neptune's Managing Member and the parent company Neptune. The seller of the Stag Property is an affiliated party. On the same date, the Stag Series entered into a promissory note (the "Stag Promissory Note") for a principal amount of $400,300 with Terra Mint. The Stag Promissory Note has a term of 18 months commencing from the date on which an offering commences ("Stag Maturity Date"), and bears interest at the minimum applicable federal rate at the date of issuance of 4.5%. The Stag Promissory Note, plus accrued interest, is repayable in full within 14 days of the Stag Maturity Date. If Neptune is not able to raise sufficient funds through its Regulation A Stag series' offering to repay the Stag Promissory Note and accrued interest in full, any outstanding balance due shall automatically convert into Stag Series Interests on the same terms as those offered to investors in that Series.

On January 12, 2024, Neptune established the Blanton Series LLC (the "Blanton Series") whose assets include a single-family home located at 7923 N. 93rd St, Omaha, NE 6812 that was sold to the Blanton Series by Terra Mint, Neptune's Managing Member and the parent company Neptune. The seller of the Blanton Property is an affiliated party. On the same date, the Blanton Series entered into a promissory note (the "Blanton Promissory Note") for a principal amount of $400,300 with Terra Mint. The Blanton Promissory Note has a term of 18 months commencing from the date on which an offering commences ("Blanton Maturity Date"), and bears interest at the minimum applicable federal rate at the date of issuance of 4.5%. The Blanton Promissory Note, plus accrued interest, is repayable in full within 14 days of the Blanton Maturity Date. If Neptune is not able to raise sufficient funds through its Regulation A Blanton series' offering to repay the Blanton Promissory Note and accrued interest in full, any outstanding balance due shall automatically convert into Blanton Series Interests on the same terms as those offered to investors in that Series.

On October 22, 2022, the company issued a convertible note payable to E&S Frederick Holdings LP, a shareholder, in an amount $1,500,000, that bears 8% per annum. As of January 15, 2024, the note to E&S Frederick Holdings LP was converted into 625,000 shares (post-split) of the company's common stock.

On September 11, 2023, the company issued a convertible note payable to Penny Sanford, a minority shareholder, in an amount of $1,500,000, that bears 10% per annum. The note to Penny Sanford becomes payable 18 months from the issuance date. As of December 31, 2023, the principal balance on the convertible note had an outstanding balance of $1.5 million.

Conflicts of Interest

The company is subject to various conflicts of interest arising out of its relationship with Neptune, as its Managing Member. Some of the material conflicts that Terra Mint will face include:

Terra Mint's real estate professionals allocating their limited time among Neptune, Terra Mint's business, and other programs and activities in which Terra Mint is involved.

The owners of Terra Mint may also choose to adjust the ongoing management fees with affiliate Neptune REM for management of the properties it manages and collects rent on behalf of. This may occur to increase or improve potential profits in the performance of the series asset. Reduced management fees are likely to reduce income and/or possible profits for investors of the parent company Terra Mint.

The owners of Terra Mint may form another series limited liability company similar to Neptune REM but that operates a different geographical area or that alternatively focuses on investment in short-term rental properties. Should Terra Mint decide to form another series limited liability company, then the cash reserves of company may need to be divided between Neptune with the other series limited liability company.

The manager does not assume any responsibility beyond the duties specified in the operating agreement and will not be responsible for any action of our board of directors in following or declining to follow the manager's advice or recommendations. The manager's liability is limited under the operating agreement and we have agreed to reimburse, indemnify and hold harmless the manager and its affiliates, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the manager's duties under the operating agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the manager would not be liable.

RECENT OFFERINGS OF SECURITIES

On September 11, 2023, the company issued a convertible note payable to Penny Sanford, in an amount $1,500,000, that bears 10% per annum. The note to Penny Sanford becomes payable 18 months from the issuance date. As of December 31, 2023, the principal balance on the convertible note had an outstanding balance of $1,500,000. The convertible note was issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

On October 22, 2022, the company issued a convertible note payable to E&S Frederick Holdings, LP, an affiliate, in an amount $1,500,000, that bears 8% per annum. The convertible note was issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. As of January 15, 2024, the note to E&S Frederick Holdings, LP was converted into 625,000 shares (post-split) of the company's common stock. Such conversion was made pursuant to Section 3(a)(9) of the Securities Act.

Between 2021-2023, company securities were offered in a private placement by the company to accredited investors pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Date Issued	Shares Transferred	Shares post-split[1]	Purchase Price
January 24, 2021	20,000	250,000	$100,000.00
January 07, 2021	33,333	416,663	$250,000.00
July 7, 2022	33,333	416,663	$250,000.00
July 21,2022	33,333	416,663	$250,000.00
October 5, 2022	13,333	166,663	$100,000.00
October 7, 2022	13,333	166,663	$100,000.00
October 12, 2022	16,666	208,325	$125,000.00
October 14, 2022	6,666	83,325	$50,000.00
October 27, 2022	6,666	83,325	$50,000.00
November 13, 2022	6,666	83,325	$25,000.00
November 17, 2022	3,333	41,663	$25,000.00
November 22, 2022	33,333	146,663	$250,000.00
May 11, 2023	26,666	333,325	$400,000.00
May 15, 2023	16,665	280,313	$250,000.00
June 21, 2023	6,667	83,338	$100,000.00
June 22, 2023	3,333	41,663	$50,000.00
July 1, 2023	1,666	20,825	$25,000.00
September 12, 2023	33,333	416,663	$500,000.00
August 1, 2023	625,000	625,000	$1,500,000

---

[1] A 12.5 to 1 stock split occurred on December 12, 2023.

TOTALS	933,325	4,281,064	4,400,000

Other shares were granted to or sold at a discounted rate by the company to certain key company contractors for their continued work contributions to the company in 2022 and 2023.

Date Issued	Shares granted	Shares post-split	Percent Granted of Total Company Shares[2]	Conveyance Recorded	Price
May 24, 2022	200,000	2,500 ,000	10%	Yes	$0.00
January 31, 2023	40,000	500,000	2%	Yes	$0.00
February 16, 2023	10,000	125,000	0.5%	Yes	$1.00
March 14, 2023	100,000	1,250,000	5%	Yes	$0
December 12, 2023	5,000	62,5000	0.25%	Yes	$10.00
December 12, 2023	20,000	250,000	1%	Yes	$10.00

[2] The table reflects individuals were granted or sold company shares as a result of continued work contributions over time. All shares described herein have been issued and are paid in full.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General

Our company was incorporated in the State of Wyoming on April 23, 2021. The following description summarizes the most important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation ("Articles"), a copy of which has been filed as an exhibit to this Offering Statement. For a complete description of our capital stock, you should refer to the Articles and to the applicable provisions of Wyoming law.

We are authorized to issue 25,000,000 shares of Common Stock, par value $0.01. As of February 25, 2024, our outstanding shares of capital stock consisted of 25,000,000 shares.

Voting Rights

Each holder of the company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the company, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the company.

Preferred Stock

The company is not authorized to issue any preferred stock.

What it means to be a Minority Holder

As an investor in Shares of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The price of the Shares were determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

We have selected United Transfer Agency, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our Shares.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a

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company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company, the Managing Member nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at www.realbricks.com.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

DALMORE'S INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.investinrealbricks.com.

Exhibits

Exhibit A Financial Statements and Reports

Exhibit B Articles of Incoporation

Exhibit C By-laws

Exhibit D First Amended By-laws

Exhibit E Subscription Agreement

Exhibit F Issuer Offering Page Content